BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING

OF THE BOARD OF DIRECTORS

HELD ON JUNE 27, 2025

1.              Date, Time and Place: Meeting held on June 27, 2025, at 2:00 p.m., electronically.

2.              Call and Attendance: Convocation waived due to the presence of all the members of the Board of Directors, namely, Mr. Marcos Antonio Molina dos Santos, Ms. Marcia Aparecida Pascoal Marçal dos Santos, Mr. Sergio Agapito Lires Rial, Mr. Marcos Fernando Marçal dos Santos, Ms. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mr. Eduardo Augusto Rocha Pocetti, Mr. Pedro de Camargo Neto and Mr. Márcio Hamilton Ferreira.

3.               Presiding Board: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.               Agenda: To resolve on: (i) pursuant to Article 77, paragraph 2, of Novo Mercado Regulations (as defined below), the final proposal to update the regulations of the special listing segment of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), called "Novo Mercado" ("Novo Mercado Regulations"), presented by means of B3's Restricted Hearing Notice No. 01/2025 of B3's Board of Directors of Issuer (DIE), disclosed on March 14, 2025, as amended on May 29, 2025 ("Notice"); and (ii) the authorization for the Company's executive board to perform all acts necessary for the performance and implementation of the resolutions embodied herein, if approved.

5.               Resolutions: The members of the Board of Directors, after examining and debating the matters on the agenda, resolved, by unanimous vote and without reservations, as follows:

(i)         The members of the Board of Directors, unanimously, and it is hereby stated that, for reference purposes, the nomenclature of the proposals listed in the items below corresponds to the nomenclature given to each of the proposals for amendment to the Novo Mercado Regulations under the terms of the Tender Protocol, resolved to:

(a)           Reject Proposal No. 1, regarding overboarding, as proposed as amended by Article 21 of the Novo Mercado Regulation;

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Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on June 27, 2025.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 27, 2025

(b)           Reject Proposal No. 2, regarding the term limit for independent members, as proposed as amended by Article 16, paragraphs 1, item "v", 3, 4 and 5 of the Novo Mercado Regulation;

(c)           Reject Proposal No. 3, regarding the minimum number of independent members, as proposed as amended by Article 15 of the Novo Mercado Regulation;

(d)           Reject Proposal No. 4, regarding the flexibility of the arbitration chamber, according to the proposed amendment to article 43 of the Novo Mercado Regulation;

(e)           Reject Proposal No. 5, regarding the dosimetry of penalties, according to the proposed amendments to articles 61, 62, 63 and 64 of the Novo Mercado Regulation;

(f)            Reject Proposal No. 6, regarding the Statutory Audit Committee ("CAE"), as proposed as amended by Article 24 of the Novo Mercado Regulation;

(g)           Reject Proposal No. 7, regarding quarterly meetings between the CAE and the independent auditor, as proposed as amended by Article 24, paragraph 4, of the Novo Mercado Regulation;

(h)           Reject Proposal No. 8, regarding the obligation of the CAE to draw up minutes, as proposed as amended by article 24, paragraph 5, of the Novo Mercado Regulation;

(i)            Reject Proposal No. 9, regarding the composition of the CAE, as proposed to article 24, paragraph 3, of the Novo Mercado Regulation;

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Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on June 27, 2025.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 27, 2025

(j)            Reject Proposal No. 10, regarding the possibility of disclosing the initiation of a sanctioning proceeding, according to the proposed amendment to article 54, paragraph 2, of the Novo Mercado Regulation;

(k)           Reject Proposal No. 11, regarding the possibility of absorption of CAE activities by the Risk Committee, according to proposed amendments to articles 6, item "i", 24, item "iv", paragraph "d", and paragraph 6, and 44 of the Novo Mercado Regulation;

(l)            Reject Proposal No. 12, regarding the express provision for adhesion by the members of the CAE to the Novo Mercado, according to the proposed amendments to articles 6, item "i", and 44 of the Novo Mercado Regulation;

(m)         Reject Proposal No. 13, regarding the possibility of a single channel for complaints, according to the proposed amendment to article 34, caput, of the Novo Mercado Regulation;

(n)           Reject Proposal No. 14, regarding the possibility of waiving anonymity, according to the proposed amendment to articles 33, item "v", and 34, sole paragraph, of the Novo Mercado Regulation;

(o)           Reject Proposal No. 15, regarding the disclosure of complaints, as proposed as amended by article 35 of the Novo Mercado Regulation;

(p)           Reject Proposal No. 16, regarding the change in the deadline for the entry into force of any modifications to the Novo Mercado Regulation, according to the proposed amendment to article 86, sole paragraph, of the Novo Mercado Regulation;

(q)           Reject Proposal No. 17, regarding the possibility of extending the deadline for filing a defense and appeal, as proposed as amended by articles 54, paragraph 1, and 69, paragraph 3, of the Novo Mercado Regulation;

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Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on June 27, 2025.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 27, 2025

(r)           Reject Proposal No. 18, regarding the liquidity rules, as proposed amendments to Article 10, paragraphs 1 and 2, of the Novo Mercado Regulation;

(s)           To reject Proposal No. 19, as a result of the revocation of CVM Instruction No. 476, of January 16, 2009, as amended by articles 12, sole paragraph, and 13, sole paragraph, of the Novo Mercado Regulation;

(t)            Reject Proposal No. 20, regarding the independence criteria, as proposed as amended by article 16, paragraph 2, item "vi", of the Novo Mercado Regulation;

(u)           Reject Proposal No. 21, regarding the accumulation of positions, according to the proposed amendment to article 20 of the Novo Mercado Regulation;

(v)           Reject Proposal No. 22, regarding the adaptation of the Novo Mercado Regulation to the new denomination of the issuer regulation, as proposed to article 4 of the Novo Mercado Regulation;

(w)          Reject Proposal No. 23, regarding the deadlines for adapting to the changes in the Novo Mercado Regulation, under the terms of the Tender Protocol, as proposed as amended by article 76 of the Novo Mercado Regulation;

(x)           Reject Proposal No. 24, regarding the creation of the "Novo Mercado Alerta", as amended by article 51 of the Novo Mercado Regulation; and

(y)        Reject Proposal No. 25, regarding the statement as to the reliability of the financial statements, as proposed as amended by Article 23 of the Novo Mercado Regulation.

(ii)        To authorize, by unanimous vote, the Company's Executive Board to take all measures and perform all acts necessary for the accomplishment and implementation of the matters hereby approved.

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Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on June 27, 2025.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 27, 2025

6.              Documents Filed at the Company: Documents that supported the resolutions taken by the members of the Board of Directors or that are related to the information provided during the meeting are filed at the Company's headquarters.

7.              Closure: There being no further business to discuss, the meeting was closed, and these Minutes were drawn up by means of electronic processing, which, after being read and approved, was signed by all the Board Members present.

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors

São Paulo, June 27, 2025.

Bruno Machado Ferla

Secretary

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Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on June 27, 2025.